HPEV, INC.
8875 Hidden River Parkway
Suite 300
Tampa, Florida 33637

June 10, 2014

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	HPEV, Inc.
File Number 333-195569

Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), HPEV, Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 pm on Thursday, June 12, 2014, or as soon as practicable thereafter. In connection with such request, the undersigned hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3. The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

June 10, 2014	By:	/s/ Timothy Hassett
Timothy Hassett
Chief Executive Officer and Chairman (Principal Executive Officer)

June 10, 2014	By:	/s/ Quentin Ponder
Quentin Ponder
Chief Financial Officer and Director (Principal Financial and Accounting Officer)

cc: David Lubin, Esq.